# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waste Management, Inc., CIK 0000823768
CUSIP: 94106L109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 800 Capitol Street, Suite 3000, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-018575
Filed by CIK 0001166559

## Reporting persons
- Gates Foundation Trust: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 28,934,344; sole dispositive power 0; shared dispositive power 28,934,344; aggregate amount beneficially owned 28,934,344 (7.2% of the class)
  Comment: For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all shares of common stock ("Common Stock") of Waste Management, Inc. (the "Issuer") beneficially owned by Gates Foundation Trust (the "Trust") may be deemed to be beneficially owned by William H. Gates III ("WHG" and together with the Trust, the "Reporting Persons") as Trustee of the Trust. Effective January 6, 2025, Bill & Melinda Gates Foundation Trust changed its name to Gates Foundation Trust.
  
  Item 11 is based on 402,867,051 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Form 10-Q filed on October 28, 2025.
  
  Cascade Investment, L.L.C. ("Cascade"), the Trust, WHG, and Melinda French Gates ("MFG") initially reported their beneficial ownership of Common Stock of the Issuer on a Schedule 13G, filed on September 17, 2010, SEC File No. 005-39928. As disclosed in a prior amendment, Cascade is no longer a reporting person hereunder. As of this amendment, MFG is no longer a reporting person hereunder.
- William H. Gates III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 28,934,344; sole dispositive power 0; shared dispositive power 28,934,344; aggregate amount beneficially owned 28,934,344 (7.2% of the class)
  Comment: For purposes of Rule 13d-3 under the Exchange Act, all shares of Common Stock of the Issuer beneficially owned by the Trust may be deemed to be beneficially owned by WHG as Trustee of the Trust.
  
  Item 11 is based on 402,867,051 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Form 10-Q filed on October 28, 2025.

## Item 1. Issuer
Name of issuer: Waste Management, Inc.
Address of issuer's principal executive offices: 800 Capitol Street Suite 3000, Houston, TX, 77002

## Item 2. Person Filing
Name of person filing:
Gates Foundation Trust (the "Trust") and William H. Gates III ("WHG").

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and each expressly disclaims membership in a group.
Address of principal business office or, if none, residence:
The Trust - 2365 Carillon Point, Kirkland, Washington 98033

WHG - 500 Fifth Avenue North, Seattle, Washington 98109
Citizenship:
The Trust is a charitable trust organized under the laws of the State of Washington.

WHG is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: 7.2
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and between Gates Foundation Trust and William H. Gates III

Exhibit 2: Special Power of Attorney appointing Alan Heuberger attorney-in-fact, dated January 6, 2025, by and on behalf of WHG as Trustee

## Signatures
- Gates Foundation Trust: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for the Trustee, William H. Gates III (11/14/2025)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (11/14/2025)
Comment: Duly authorized under Special Power of Attorney appointing Alan Heuberger attorney-in-fact, dated January 6, 2025, by and on behalf of WHG as Trustee, and attached hereto as Exhibit 2.